Exhibit 21.1

Subsidiary	Location
Wayfair LLC	U.S.
CastleGate Logistics Inc.	U.S.
SK Retail, Inc.	U.S.
Wayfair Maine LLC	U.S.
Wayfair Transportation LLC	U.S.
Wayfair Securities Corporation	U.S.
Wayfair Stores Limited	Republic of Ireland
Wayfair (UK) Limited	United Kingdom
Wayfair GmbH	Germany
CastleGate Logistics Canada Inc.	Canada
CastleGate Logistics Hong Kong Limited	Hong Kong
Wayfair (BVI) Ltd.	British Virgin Islands